UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2016

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 2nd Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

EXPLANATORY NOTE

This Amendment No. 1 to the Report on Form 6-K for the quarter ended September 30, 2016, originally filed with the Securities and Exchange Commission on November 4, 2016 (the “Form 6-K”), is being filed solely for the purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the Form 6-K, or reflect any events that have occurred after the Form 6-K was originally filed. Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

Item 6.	Exhibits

Exhibit Number	Description

101	The following financial information from Seaspan Corporation’s Report on Form 6-K for the quarter ended September 30, 2016, filed with the SEC on November 4, 2016, formatted in Extensible Business Reporting Language (XBRL):

(a) Interim Consolidated Balance Sheets (Unaudited) as of September 30, 2016 and December 31, 2015;

(b) Interim Consolidated Statements of Operations (Unaudited) for the Three and Nine Months ended September 30, 2016 and 2015;

(c) Interim Consolidated Statements of Comprehensive Income (Loss) (Unaudited) for the Three and Nine Months ended September 30, 2016 and 2015;

(d) Interim Consolidated Statements of Shareholders’ Equity (Unaudited) for the Nine Months ended September 30, 2016 and the Year ended December 31, 2015;

(e) Interim Consolidated Statements of Cash Flows (Unaudited) for the Three and Nine Months ended September 30, 2016 and 2015; and

(f) Notes to the Interim Consolidated Financial Statements (Unaudited).

This Form 6-K/A is hereby incorporated by reference into: the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission, or the SEC, on May 30, 2008 on Form F-3D (Registration No. 333-151329), the Registration Statement of Seaspan Corporation filed with the SEC on March 31, 2011 on Form S-8 (Registration No. 333-173207), the Registration Statement of Seaspan Corporation filed with the SEC on June 20, 2013 on Form S-8 (Registration No. 333-189493), the Registration Statement of Seaspan Corporation filed with the SEC on April 29, 2014 on Form F-3ASR (Registration No. 333-195571), the Registration Statement of Seaspan Corporation filed with the SEC on November 28, 2014 on Form F-3ASR (Registration No. 333-200639), the Registration Statement of Seaspan Corporation filed with the SEC on November 28, 2014 on Form S-8 (Registration No. 333-200640), Registration Statement of Seaspan Corporation filed with the SEC on March 12, 2015 on Form F-3D (Registration No. 333-202698), the Registration Statement of Seaspan Corporation filed with the SEC on May 23, 2016 on Form F-3 ASR (Registration No. 333-211545) and the Registration Statement of Seaspan Corporation filed with the SEC on June 24, 2016 on Form S-8 (Registration No. 333-212230).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: November 4, 2016	By:	/s/ David Spivak
David Spivak
Chief Financial Officer